Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Current Report on Form 8-K and in Marriott Vacations Worldwide Corporation’s Registration Statements on Form S-3ASR (Nos. 333-216203 and No. 333-194195) and Form S-8 (Nos. 333-227187, 333-211037, 333-205808, 333-191765 and 333-177798), as amended, where applicable, of our report dated February 28, 2018, except for the retrospective changes for revenue described in Note 2 and the subsequent events described in Note 27, as to which the date is June 5, 2018, with respect to the consolidated financial statements and schedule of ILG, Inc. and subsidiaries included in its Current Report on Form 8-K dated June 5, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Miami, Florida

August 30, 2018